

May 8, 2020

Benjamin Miller
Chief Executive Officer of Fundrise Advisors, LLC
Fundrise Balanced eREIT II, LLC
11 Dupont Circle NW, 9th FL
Washington, DC 20036

> **Re: Fundrise Balanced eREIT II, LLC**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed May 1, 2020**
> **File No. 024-11163**

Dear Mr. Miller:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Offering Statement on Form 1-A filed May 1, 2020

General

1. We note your response to verbal comment 1 in your April 17, 2020 response letter. Please provide more detail about your decision to pause accepting new investments in your more mature eREITs and eFunds. Specifically, please identify the eREITs and eFunds that have paused accepting new investments, tell us in detail the reason why you decided to pause new subscriptions and for how long new subscriptions have been paused. In this regard, please also tell us whether there is anything preventing you from accepting new subscriptions. We may have further comment.

<u>Appendix A, page A-1</u>

2.   Please update your prior performance tables to include information as of December 31, 2019.

        You may contact Paul Cline at 202-551-3851 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or David Link at 202-551-3356 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Real Estate & Construction

cc: Mark Schonberger